UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of March 31, 2016

Commission File Number 333-98397

Lingo Media Corporation

(Translation of registrant's name into English)

151 Bloor Street West, Suite 703, Toronto, Ontario Canada M5S 1S4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934 the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunder duly authorized.

LINGO MEDIA CORPORATION

Date: May__30____ , 2016	By:	/s/ Michael Kraft
Michael Kraft President and CEO

LINGO MEDIA CORPORATION

Condensed Consolidated Interim Financial Statements

For the three-month period ended March 31, 2016

LINGO MEDIA CORPORATION

Condensed Consolidated Interim Financial Statements

As at March 31, 2016

Notice to Reader

Management has compiled the Condensed Consolidated Interim Financial Statements of Lingo Media Corporation (“Lingo Media” or the “Company”) consisting of the Balance Sheets as at March 31, 2016 and the Statements of Comprehensive Income, Changes in Equity and Cash Flows for the three months then ended. All amounts are stated in Canadian Dollars. An accounting firm has not reviewed or audited these interim financial statements and management discussion and analysis thereon.

LINGO MEDIA CORPORATION

Condensed Consolidated Interim Financial Statements

As at March 31, 2016

LINGO MEDIA CORPORATION

Condensed Consolidated Interim Balance Sheets

(Unaudited, expressed in Canadian Dollars, unless otherwise stated)

	Notes	March 31, 2016	December 31, 2015
ASSETS
Current Assets

Cash and cash equivalents		$121,208	$409,022
Accounts and grants receivable	5	2,581,899	1,961,534
Prepaid and other receivables		490,416	488,154
		3,193,523	2,858,710
Non-Current Assets

Property and equipment	6	29,226	28,879
Intangibles	7	2,582,437	2,205,744
Goodwill		139,618	139,618
TOTAL ASSETS		$5,944,804	$5,232,951

EQUITY AND LIABILITIES

Current Liabilities

Accounts payable		259,603	250,973
Accrued liabilities		367,596	355,194
Loans payable	8	580,000	580,000
TOTAL LIABILITIES		$1,207,199	$1,186,167

Equity

Share capital	9	19,558,263	18,927,388
Share-based payment reserve	10	2,682,391	2,695,038
Warrants	11	1,400,437	1,439,632
Accumulated other comprehensive income		(301,252)	(362,210)
Deficit		(18,602,234)	(18,653,064)
TOTAL EQUITY		4,737,605	4,046,784
TOTAL EQUITY AND LIABILITIES		$5,944,804	$5,232,951

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

These condensed consolidated interim financial statements are authorized for issue by the Board of Directors on May 30, 2016.

/s/ Michael Kraft	/s/ Martin Bernholtz
Director	Director

LINGO MEDIA CORPORATION

Condensed Consolidated Interim Statements of Comprehensive Income

For the three-months ended March 31, 2016, 2015 and 2014

(Unaudited, expressed in Canadian Dollars, unless otherwise stated)

	Notes	2016	2015	2014

Revenue		$756,858	$651,627	$236,051

Expenses

Selling, general and administrative		204,701	260,184	215,512
Amortization - intangibles	7	224,288	180,041	128,843
Direct costs		58,221	59,279	59,932
Share-based payments		-	29,239	2,909
Depreciation – property and equipment	6	1,444	1,718	1,398
Total Expenses		488,654	530,461	408,594

Income / (Loss) from Operations		268,204	121,166	(172,543)

Net Finance Charges
Interest expense		18,157	48,329	46,374
Foreign exchange (gain) / loss		186,544	(159,743)	(174,806)

Income / (Loss) Before Income Tax		63,503	232,580	(44,110)

Income Tax Expense		12,673	7,151	8,755

Net Profit / (Loss) for the Period		50,830	225,429	(52,866)

Other Comprehensive Income

Exchange differences on translating foreign operations gain / (loss)		60,958	(78,831)	(128,699)

Total Comprehensive Income / (Loss), Net of Tax		$111,788	$146,598	$(181,565)

Earnings / (Loss) per Share
Basic and Diluted		$0.00	$0.01	$(0.00)

Weighted Average Number of Common Shares Outstanding
Basic and Diluted		29,746,494	22,134,245	21,391,013

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

LINGO MEDIA CORPORATION

Condensed Consolidated Interim Statements of Changes in Equity

For the three month ended March 31, 2016 and 2015

(Unaudited, expressed in Canadian Dollars, unless otherwise stated)

	Issued Share Capital		Share- Based Reserves	Warrants	Accumulated Other Comprehensive Income	Deficit	Total Equity
	No. of Shares	Amount
Balance as at January 1, 2015	22,379,177	$18,162,347	$2,578,380	$1,193,202	$(204,852)	$(21,185,121)	$743,956
Profit for the period	-	-	-	-	-	225,429	225,429
Other comprehensive loss	-	-	-	-	(78,831)	-	(78,831)
Share-based payments charged to operations	-	-	29,239	-	-	-	29,239
Balance as at March 31, 2015	22,379,177	$18,162,347	$2,607,619	$1,193,202	$(283,683)	$(20,959,692)	$919,793
Profit for the period	-	-	-	-	-	2,306,628	2,306,628
Other comprehensive loss	-	-	-	-	(78,527)	-	(78,527)
Private Placement	5,000,000	500,000	-	-	-	-	500,000
Warrants extension (Note 10 (b))		(70,230)	-	70,230	-	-	-
Warrant exercise	1,700,000	236,300	-	(23,800)	-	-	212,500
Stock option exercise	439,166	98,971	(34,380)	-	-	-	64,591
Share-based payments charged to operations	-	-	121,799	-	-	-	121,799
Balance as at December 31, 2015	29,518,343	$18,927,388	$2,695,038	$1,439,632	$(362,210)	$(18,653,064)	$4,046,784
Profit for the period	-	-	-	-	-	50,830	50,830
Other comprehensive loss	-	-	-	-	60,958	-	60,958
Warrants Exercise	1,450,000	595,445	-	(39,195)	-	-	556,250
Stock option exercise	63,333	35,430	(12,647)	-	-	-	22,783
Balance as at March 31, 2016	31,031,676	$19,558,263	$2,682,391	$1,400,437	$(301,252)	$(18,602,234)	$4,737,605

No preference shares were issued at March 31, 2016, December 31, 2015 and 2014.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

LINGO MEDIA CORPORATION

Condensed Consolidated Interim Statements of Cash Flows

For the three-months ended March 31, 2016, 2015 and 2014

(Unaudited, expressed in Canadian Dollars, unless otherwise stated)

	2016	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES

Net Profit / (Loss) for the Period	50,830	$225,429	$(52,866)

Adjustments to Net Profit for Non-Cash Items:

Depreciation / amortization	225,732	181,760	130,241
Share-based payment	-	29,239	2,909
Unrealized foreign exchange gain / (loss)	73,824	(84,566)	(133,063)
Interest accretion	-	15,000	22,000

Operating Profit / (Loss) Before Working Capital Changes	350,386	366,862	(30,779)

Working Capital Adjustments:

(Increase)/decrease in accounts and grants receivable	(620,365)	(521,912)	115,627
(Increase)/decrease in prepaid and other receivables	(2,262)	(34,670)	(21,826)
Increase/(decrease) in accounts payable	8,630	4,783	30,440
Increase/(decrease) in accrued liabilities	12,402	86,243	11,719

Cash Generated from / (used in) Operations	(251,209)	(98,694)	105,181

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of intangibles	(601,716)	(377,923)	(148,873)
Purchase of property and equipment	(2,022)	(2,769)	(1,373)

Net Cash Flows Generated from / (used in) investing activities	(603,738)	(380,692)	(150,246)

CASH FLOWS FROM FINANCING ACTIVITIES
Share capital issued during the period	-	-	60,000
Share issue costs	-	-	(10,000)
Stock Option Exercise	10,883	-	-
Warrant Exercise	556,250	-	-
Advances / (repayments) of loan payable	-	90,000	-

Net Cash Flows Generated from / (used in) Financing Activities	567,133	90,000	50,000

NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS	(287,814)	(389,386)	4,935

Cash and Cash Equivalents at the Beginning of the Period	409,022	477,001	78,091

Cash and Cash Equivalents at the End of the Period	$121,208	$87,615	$83,026

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

March 31, 2016

(Unaudited - See Notice to Reader)

1.	CORPORATE INFORMATION

Lingo Media Corporation (“Lingo Media” or the “Company”) is a publicly listed company incorporated in Canada with limited liability under the legislation of the Province of Ontario and its shares are listed on the TSX Venture Exchange and inter-listed on the OTCQB Marketplace. The consolidated financial statements of the Company as at and for the period ended March 31, 2016 comprise the Company and its wholly owned subsidiaries consisted of Lingo Learning Inc., ELL Technologies Ltd., ELL Technologies Limited, Speak2Me Inc., Parlo Corporation and Lingo Group Limited.

Lingo Media is a global EdTech company that is ‘Changing the way the world learns English’, developing and marketing products for learners of English through various life stages, from classroom to boardroom. By integrating education and technology, the company empowers English language educators to easily transition from traditional teaching methods to digital learning.

Lingo Media provides both online and print-based solutions through two distinct business units: ELL Technologies and Lingo Learning. ELL Technologies provides online training and assessment for English language learning, while Lingo Learning is a print-based publisher of English language learning programs in China.

The head office, principal address and registered and records office of the Company is located at 151 Bloor Street West, Suite 703, Toronto, Ontario, Canada, M5S 1S4.

2.	BASIS OF PREPRATION

2.1	Statement of compliance

These condensed consolidated interim financial statements are unaudited and have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ (“IAS 34”) using accounting policies consistent with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

The condensed consolidated interim financial statements for the period ended March 31, 2016 were approved and authorized for issue by the board of directors on May 30, 2016.

2.2	Basis of measurement

These condensed consolidated interim financial statements have been prepared on the historical cost basis. The comparative figures presented in these condensed consolidated interim financial statements are in accordance with IFRS.

2.3	Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its wholly owned subsidiaries controlled by the Company (the “Group”) as at March 31, 2016. Control exists when the Company is exposed to, or has the rights to variable returns from its involvement with the entity and has the ability to affect these returns through its power over the entity.

Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date when such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All inter-group balances, transactions, unrealized gains and losses resulting from inter-group transactions and dividends are eliminated in full.

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

March 31, 2016

(Unaudited - See Notice to Reader)

2.	BASIS OF PREPRATION (Cont’d)

2.4	Functional and presentation currency

The functional currency is the currency of the primary economic environment in which the entity operates and has been determined for each entity within the Group. These consolidated financial statements are presented in Canadian Dollars, which is the Company’s functional currency and presentation currency. The functional currency of ELL Technologies is the United States Dollar (“USD”) and the functional currency of Speak2Me is Chinese Renminbi (“RMB”). All other subsidiaries’ functional currency is Canadian Dollar (“CAD”).

The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, “The Effects of Changes in Foreign Exchange Rates”.

3.	SIGINFICANT ACCOUTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Company’s condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies, reported amounts of assets, liabilities and contingent liabilities, revenues and expenses at the date of the consolidated financial statements and during the reporting period.

Estimates and assumptions are continuously evaluated and are based on management’s historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

Information about critical judgements in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

●	Determination of functional and presentation currency

●	Determination of the recoverability of the carrying value of intangible assets and goodwill

●	Determination and recognition of long-term revenue contracts

●	Recognition of government grant and grant receivable

●	Recognition of deferred tax assets

●	Valuation of share-based payments

●	Recognition of provisions and contingent liabilities

●	Assessing whether material uncertainties exist that would cause doubt as to whether the Company could continue as a going concern.

4.	SUMMARY OF SIGINFICANT ACCOUTING POLICIES

The accounting policies applied by the Company in these Condensed Consolidated Interim Financial Statements are the same as those applied by the Company in its Consolidated Financial Statements for the year ended December 31, 2015.

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

March 31, 2016

(Unaudited - See Notice to Reader)

5.	ACCOUNTS AND GRANTS RECEIVABLE

Accounts and grants receivable consist of:

	March 31, 2016	December 31, 2015
Trade receivable	$2,511,626	$1,941,261
Grants receivable	70,273	20,273
	$2,581,899	$1,961,534

6.	PROPERTY AND EQUIPMENT

Cost, January 1, 2015	$173,679
Additions	2,769
Effect of foreign exchange	2,816
Cost, March 31, 2015	179,264
Additions	10,512
Disposal	(5,000)
Effect of foreign exchange	3,645
Cost, December 31, 2015	188,421
Additions	2,022
Effect of foreign exchange	(2,061)
Cost, March 31, 2016	$188,182

Accumulated depreciation, January 1, 2015	$148,873
Charge for the period	1,718
Effect of foreign exchange	2,641
Accumulated depreciation, March 31, 2015	153,232
Charge for the period	6,861
Disposal	(4,046)
Effect of foreign exchange	3,495
Accumulated depreciation, December 31, 2015	159,542
Charge for the period	1,444
Effect of foreign exchange	(2,030)
Accumulated depreciation, March 31, 2016	$158,956
Net book value, January 1, 2015	$24,806
Net book value, December 31, 2015	$28,879
Net book value, March 31, 2016	$29,226

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

March 31, 2016

(Unaudited - See Notice to Reader)

7.	INTANGIBLES

	Software and Web Development	Content Platform	Content Development	Total
Cost, January 1, 2015	$7,781,611	$1,477,112	$-	$9,258,723
Additions	234,843	-	143,080	377,923
Effect of foreign exchange	13,355	-	-	13,355
Cost, March 31, 2015	8,029,809	1,477,112	143,080	9,650,001
Additions	548,102	-	1,145,415	1,693,517
Effect of foreign exchange	53,095	-	-	53,095
Cost, December 31, 2015	8,631,006	1,477,112	1,288,495	11,396,613
Additions	188,735		412,981	601,716
Effect of foreign exchange	(26,651)	-	-	(25,651)
Cost, March 31, 2016	$8,794,090	$1,477,112	$1,701,476	$11,972,678

Accumulated depreciation, January 1, 2015	7,053,835	1,357,290	-	8,411,126
Charge for the period	105,407	72,844	1,790	180,041
Effect of foreign exchange	7,796	-	-	7,795
Accumulated depreciation, March 31, 2015	7,167,038	1,430,134	1,790	8,598,962
Charge for the period	404,959	46,978	89,742	541,679
Effect of foreign exchange	50,228	-	-	50,229
Accumulated depreciation, December 31, 2015	7,622,225	1,477,112	91,532	9,190,869
Charge for the period	141,962		72,855	214,817
Effect of foreign exchange	(15,446)			(15,446)
Accumulated depreciation, March 31, 2016	$7,748,742	$1,477,112	$164,387	$9,390,241

Net book value, December 31, 2015	$1,008,781	-	$1,196,963	$2,205,744
Net book value, March 31, 2016	$1,045,347	-	$1,537,089	$2,582,437

The Company began commercial production and sale of its services and products during 2009 and started amortizing the cost of software and web development costs on a straight-line basis over the useful life of the assets which is estimated to be 3 years.

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

March 31, 2016

(Unaudited - See Notice to Reader)

8.	LOANS PAYABLE

	March 31, 2016	December 31, 2015
Loans payable, interest bearing at 9% per annum with monthly interest payments, secured by a general security agreement and due on September 8, 2013(i)(ii)	580,000	$580,000
	$580,000	$580,000

(i)

On August 27, 2014, the Company extended the term of the loan originally advanced on September 8, 2010, and extended for a further one-year term on September 8, 2011, 2012, 2013 and 2014. As additional consideration for the extension of the loan, the Company issued to the lenders an aggregate of 600,000 (2013 - 880,000) common shares of Lingo Media. The common shares were issued based on 6.8 percent of the value of the loan (2013 – 10 percent), divided by the market value per common share on the date of issuance.

(ii)	Included in loans payable are loans amounting to $570,000 (2013 – $480,000) to related parties as disclosed in Note 17.

Subsequent to the end of the quarter, the loans payable was repaid in full.

9.	SHARE CAPITAL

a)	Authorized

Unlimited number of preference shares with no par value

Unlimited number of common shares with no par value

b)	Common shares - Transactions:

(i)

On March 4, 2011, the Company closed a non-brokered private placement financing of 2,500,000 units (each a "Unit") at $0.60 per Unit and an over-allotment of 1,158,668 Units for gross proceeds of $2,195,200 (the "Financing"). Each Unit is comprised of one common share (each a "Common Share") in the capital of the Company and one non-transferable common share purchase warrant (each a "Warrant"). Each Warrant entitles the holder to purchase one Common Share at an exercise price of $0.75 per share until September 4, 2012. The Warrants are callable, at the option of Lingo Media, after July 5, 2011 in the event its Common Shares trade at or over $1.20 per share for 10 consecutive trading days.

On August 23, 2012, the expiry date of the Warrants was extended for additional 18 months to March 4, 2014 with all other conditions remaining the same. On February 21, 2014, the expiry date of the warrants was extended for an additional 2 years to March 4, 2016 with all other terms remaining consistent.

(ii)

On May 11, 2011, Lingo Media closed a non-brokered private placement financing of 1,875,000 units at $0.60 per Unit for gross proceeds of $1,125,000 (the "Second Financing"). Each Unit is comprised of one common share in the capital of the Company and one non-transferable common share purchase warrant. Each Warrant entitles the holder to purchase one Common Share at an exercise price of $0.75 per share until November 11, 2012. The Warrants are callable, at the option of Lingo Media, after September 11, 2011 in the event its Common Shares trade at or over $1.20 per share for 10 consecutive trading days.

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

March 31, 2016

(Unaudited - See Notice to Reader)

9.	SHARE CAPITAL (Cont’d)

b)	Common shares - Transactions: (Cont’d)

(ii)

On August 23, 2012, the expiry date of the Warrants from the Second Financing was extended for an additional 18 months to May 11, 2014 with all other conditions remaining the same. Additionally, on February 21, 2014, the warrants were extended for an additional 2 years to May 11, 2016 with all other terms remaining consistent.

(iii)

On September 8, 2013, the Company extended the term of the $880,000 loan to September 8, 2014, originally advanced on September 8, 2010, and previously extended for a further one-year term on September 8, 2011 and 2012. As additional consideration for the extension of the loan, the Company respectively issued to the lenders an aggregate of 880,000 common shares of Lingo Media. The common shares were issued based on 10 per cent of the value of the loan, divided by a market price of $0.10 per common share. In the absence of a reliable measure of the services received, the services have been measured at the fair value of the common shares issued.

(iv)

On August 27, 2014, the Company extended the term of the $880,000 loan to September 8, 2015, originally advanced on September 8, 2010, and previously extended for a further one-year term on September 8, 2011, 2012 and 2013. As additional consideration for the extension of the loan, the Company issued to the lenders an aggregate of 600,000 common shares of Lingo Media. The common shares were valued at market price of $0.10 per share. In the absence of a reliable measure of the services received, the services have been measured at the fair value of the common shares issued.

(v)

On April 17, 2015, Lingo Media closed a non-brokered private placement financing of 5,000,000 units at $0.10 per Unit for gross proceeds of $500,000. Each Unit is comprised of one common share in the capital of the Company and one common share purchase warrant. Each Warrant entitles the holder to purchase one Common Share at an exercise price of $0.125 per share until April 17, 2016. The securities issued pursuant to the Financing will be subject to a 4-month regulatory hold period commencing from April 17, 2015. One director of the Company participated in the private placement and subscribed to 400,000 Units for a total price of $40,000.

10.	SHARE-BASED PAYMENTS

In December 2011, the Company amended its stock option plan (the “2011 Plan“). The 2011 Plan was established to provide an incentive to employees, officers, directors and consultants of the Company and its subsidiaries.

The maximum number of shares which may be reserved for issuance under the 2011 Plan is limited to 4,108,635 common shares less the number of shares reserved for issuance pursuant to options granted under the 1996 Plan, the 2000 Plan, the 2005 Plan and the 2009 Plan, provided that the Board of Directors of the Company has the right, from time to time, to increase such number subject to the approval of the relevant exchange on which the shares are listed and the approval of the shareholders of the Company.

The maximum number of common shares that may be reserved for issuance to any one person under the 2011 Plan is 5% of the common shares outstanding at the time of the grant (calculated on a non-diluted basis) less the number of shares reserved for issuance to such person under any option to purchase common shares of the Company granted as a compensation or incentive mechanism.

The exercise price of each option cannot be less than the market price of the shares on the day immediately preceding the day of the grant less any permitted discount. The exercise period of the options granted cannot exceed 10 years. Options granted under the 2011 Plan do not have any required vesting provisions. The Board of Directors of the Company may, from time to time, amend or revise the terms of the 2011 Plan or may terminate it at any time.

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

March 31, 2016

(Unaudited - See Notice to Reader)

10.	SHARE-BASED PAYMENTS (Cont’d)

The following summarizes the options outstanding:

	Number of Options	Weighted Average Exercise Price
Outstanding as at January 1, 2015	3,767,500	$0.35
Granted	-	-
Forfeited	-	-
Expired	-	-
Outstanding as at March 31, 2015	3,767,500	$0.35
Granted	400,000	0.47
Expired	(25,000)	0.2
Forfeited	(100,833)	0.7
Exercised	(439,166)	0.15
Outstanding as at December 31, 2015	3,602,601	0.33
Granted	700,000	0.69
Forfeited	-	-
Expired	(957,500)	0.81
Exercised	(63,333)	0.17
Outstanding as at March 31, 2016	3,281,768	0.28

Options exercisable as at March 31, 2015	2,637,832	$0.43
Options exercisable as at December 31, 2015	3,301,168	$0.39
Options exercisable as at March 31, 2016	2,271,668	0.24

The weighted average remaining contractual life for the stock options outstanding as at March 31, 2016 was 1.70 years (2015 – 2.10 years). The range of exercise prices for the stock options outstanding as at March 31, 2016 was $0.13 - $0.77 (2015 - $0.13 - $1.70). The weighted average grant-date fair value of options granted to consultants has been estimated at $0.47 (2015 - $0.07) using the Black-Scholes option-pricing model. The estimated fair value of the options granted is expensed over the options vesting periods.

The vesting periods on the options granted in 2016 are as follows, 700,000 (2015 – 400,000, 2014 – 1,590,000) stock options vested quarterly upon issuance over 12 months.

The pricing model assumes the weighted average risk free interest rates of 0.44% (2015 – 1.21%) weighted average expected dividend yields of Nil (2015 – Nil), the weighted average expected common stock price volatility (based on historical trading) of 78.9% (2015– 79%), a forfeiture rate of zero, a weighted average stock price of $0.69, a weighted average exercise price of $0.69, and a weighted average expected life of 3 years (2015 – 3 years), which were estimated based on past experience with options and option contract specifics.

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

March 31, 2016

(Unaudited - See Notice to Reader)

11.	Warrants

The following summarizes the warrants outstanding:

	Weighted Average Remaining Contractual Life (Years)	Series	Number of Warrants	Weighted Average Exercise Price
Extended	0.17	A	3,658,668	$0.75
Extended	0.36	B	1,875,000	0.75
Issued	0.30		5,000,000	0.125
Exercised	-		(1,700,000)	0.125
December 31, 2015	0.26		8,833,668	$0.52
Expired	-	A	(3,058,668)	0.75
Exercised	-		(1,450,000)	0.38
March 31, 2016	0.04		4,325,000	$0.40

The 3,658,668 warrants issued on March 4, 2011 and the 1,875,000 warrants issued on May 11, 2011 had an expiry date of March 4, 2014 and May 11, 2014 respectively. On February 14, 2014, the warrants were extended to March 4, 2016 and May 11, 2016 respectively. On March 11, 2016, 3,058,668 warrants were expired.

12.	GOVERNMENT GRANTS

Included as a reduction of selling, general and administrative expenses are government grants of $54,365 (2015 - $32,500), relating to the Company's publishing and software projects. At the end of the period, $70,273 (March 31, 2015 - $50,707) is included in accounts and grants receivable.

One government grant for the print-based ELL segment is repayable in the event that the segment’s annual net income for each of the previous two years exceeds 15% of revenue. During the year, the conditions for the repayment of grants did not arise and no liability was recorded.

One grant, relating to the Company’s “Development of Comprehensive, Interactive Phonetic English Learning Solution” project, is repayable semi-annually at a royalty rate of 2.5% per year’s gross sales derived from this project until 100% of the grant is repaid.

13.	FINANCIAL INSTRUMENTS

Fair values

The carrying value of cash and accounts and grants receivable, approximates its fair value due to the liquidity of these instruments. The carrying value of accounts payables and accrued liabilities and loans payables approximates its fair value due to the requirement to extinguish the liabilities on demand.

Financial risk management objectives and policies

The financial risk arising from the Company’s operations are currency risk and liquidity risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Group’s ability to continue as a going concern. The risks associated with these financial instruments and the policies on how to mitigate these risks.

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

March 31, 2016

(Unaudited - See Notice to Reader)

13.	FINANCIAL INSTRUMENTS (Cont’d)

Financial risk management objectives and policies (Cont’d)

Management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner. The Company’s Management oversees these risks. The Board of Directors reviews and agrees on policies for managing each of these risks.

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company’s exposure to the risk of changes in foreign exchange rates relates primarily to the Company’s operating activities (when revenue or expense is denominated in a different currency from the Company’s functional currency) and the Company’s net investments in foreign subsidiaries. The Company operates internationally and is exposed to foreign exchange risk as certain expenditures are denominated in non-Canadian Dollar currencies.

A 10% strengthening of the US dollars against Canadian dollars would have increased the net equity approximately by $139,000 (2015 - $130,560) due to reduction in the value of net liability balance. A 10% of weakening of the US dollar against Canadian dollar at March 31, 2016 would have had the equal but opposite effect. The significant financial instruments of the Company, their carrying values and the exposure to other denominated monetary assets and liabilities, as of March 31, 2016 are as follows:

	US Denominated	China Denominated	Euro Denominated
	USD	RMB	Euro
Cash	1,270	-	203
Accounts receivable	1,846,353	-	10,254
Accounts payable	49,021	-	-

Liquidity risk

The Company manages its liquidity risk by preparing and monitoring forecasts of cash expenditures to ensure that it will have sufficient liquidity to meet liabilities when due. The Company’s accounts payable and accrued liabilities generally have maturities of less than 90 days. At March 31, 2016, the Company had cash of $121,208, accounts and grants receivable of $2,581,899 and prepaid and other receivables of $490,416 to settle current liabilities of $1,207,198.

Credit risk

Credit risk refers to the risk that one party to a financial instrument will cause a financial loss for the counterparty by failing to discharge an obligation. The Company is primarily exposed to credit risk through accounts receivable. The maximum credit risk exposure is limited to the reported amounts of these financial assets. Credit risk is managed by ongoing review of the amount and aging of accounts receivable balances. As at March 31, 2016, the Company has outstanding receivables of $2,581,899. An allowance for doubtful accounts is taken on accounts receivable if the account has not been collected after a predetermined period of time and is offset to other operating expenses.

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

March 31, 2016

(Unaudited - See Notice to Reader)

14.	CAPITAL MANAGEMENT

The Company’s primary objectives when managing capital are to (a) safeguard the Company’s ability to develop, market, distribute and sell English language learning products, and (b) provide a sound capital structure for raising capital at a reasonable cost for the funding of ongoing development of its products and new growth initiatives. The Board of Directors does not establish quantitative capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company includes equity, comprised of issued share capital, warrants, share-based payments reserve and deficit, in the definition of capital. The Company is dependent on cash flow from co-publishing and distribution agreements and external financing to fund its activities. In order to carry out planned development of its products and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There has been no change to the Company’s capital management in 2015 or 2014.

15.	SEGMENTED INFORMATION

The Company operates two distinct reportable business segments as follows:

Print-based English Language Learning: Lingo Learning is a print-based publisher of English language learning textbook programs in China. It earns significantly higher royalties from Licensing Sales compared to Finished Product Sales.

Online English Language Learning: ELL Technologies is a global web-based educational technology (“EdTech”) English language learning training and assessment company. It earns training revenue by developing and hosting online English language learning solutions for its customers, both off the shelf and customized solutions.

Segmented Information (Before Other Financial Items Below)

March 31, 2016	Online English Language Learning	Print-Based English Language Learning	Total
Segmented assets	$4,778,413	$1,166,391	$5,944,804
Segmented liabilities	843,061	364,137	1,207,198
Segmented revenue	677,719	79,139	756,858
Segmented direct costs	35,256	22,965	58,221
Segmented selling, general & administrative	155,546	49,155	204,701
Segmented intangible amortization	224,288	-	224,288
Segmented profit	262,263	(6,733)	255,530
Segmented intangible addition	601,716	-	601,716

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

March 31, 2016

(Unaudited - See Notice to Reader)

March 31, 2015	Online English Language Learning	Print-Based English Language Learning	Total
Segmented assets	$1,811,790	$983,511	$2,795,301
Segmented liabilities	579,027	1,296,481	1,875,508
Segmented revenue	606,381	45,246	651,627
Segmented direct costs	38,804	20,475	59,279
Segmented selling, general & administrative	313,247	195,26	508,373
Segmented intangible amortization	180,041	-	180,041
Segmented profit	293,134	(149,880)	143,254
Segmented intangible addition	377,923	-	377,923

March 31, 2014	Online English Language Learning	Print-Based English Language Learning	Total
Segmented assets	$1,232,924	$917,170	$2,150,094
Segmented liabilities	517,702	1,300,161	1,817,863
Segmented revenue	179,928	56,123	236,051
Segmented direct costs	41,737	18,195	59,932
Segmented selling, general & administrative	218,522	195,918	414,440
Segmented intangible amortization	128,423	-	128,843
Segmented profit	(38,594)	(139,795)	(178,389)
Segmented intangible addition	148,873	-	148,873

Other Financial Items	2016	2015	2014
Online English Language Learning segmented income (loss)	$235,342	$293,134	$(38,594)
Print-Based English Language Learning segmented income (loss)	(25,533)	(149,880)	(139,795)
Foreign exchange	(140,823)	159,743	174,806
Interest expense	(18,157)	(48,329)	(46,374)
Share-based payment	-	(29,239)	(2,909)
Other comprehensive income (loss)	60,958	(78,831)	(128,699)
Total Comprehensive Income (Loss)	$111,787	$146,598	$(181,565)

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

March 31, 2016

(Unaudited - See Notice to Reader)

15.	SEGMENTED INFORMATION (Cont’d)

Revenue by Geographic Region

	2016	2015	2014
Latin America	$600,013	$529,617	$35,459
China	120,329	106,054	56,123
Other	36,516	15,956	179,928
	$756,858	$651,627	$236,051

Identifiable Assets by Geographic Region

	2016	2015	2014
Canada	$5,897,799	$2,786,395	$2,117,969
China	1,284	8,906	32,125
	$5,899,083	$2,795,301	$2,150,094

16.	SUPPLEMENTAL CASH FLOW INFORMATION

	2016	2015	2014
Income taxes and other taxes paid	12,673	$7,151	$-
Interest paid	18,157	$23,178	$24,374

17.	RELATED PARTY BALANCES AND TRANSACTIONS

During the period, the Company had the following transactions with related parties, made in the normal course of operations, and accounted for at an amount of consideration established and agreed to by the Company and related parties.

(a)	The Company charged $5,400 (2015 - $nil, 2014 - $nil) to corporations with one director in common for rent, administration, office charges and telecommunications.

(b)

Key management compensation was $82,500 (2015 – $91,936) and is reflected as consulting fees paid to corporations owned by a director and officers of the Company. $291,724 is deferred and included in accounts payable.

(c)

At March 31, 2016, the Company had loans payable due to corporations controlled by directors and officers of the Company in the amount of $480,000 (2015 - $480,000) bearing interest at 9% per annum. Interest expense related to these loans is $10,800 (2015 - $10,981).